Mail Stop 4561

March 19, 2009

Mr. Alfred R. Kahn
Chief Executive Officer
4Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, New York 10019

> **Re:** **4Kids Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 1-16117**

Dear Mr. Kahn:

We have reviewed your response letters dated March 3 and March 5, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 18, 2009.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 9. Related Party, page 17

1. You have stated in previous correspondence that the activities, and related transactions, related to the reimbursable production costs should be excluded from the scope of SOP 00-2. The support that you provided appears to be derived from paragraph .92, which excludes co-production and co-financing arrangements from the scope of the SOP because such arrangements are not unique to the film industry. As a result, the SOP indicates only that the accounting for such arrangements should be based on the facts, circumstances and contractual agreements. It is unclear to us why you believe that this paragraph supports excluding these transactions when the facts and circumstances in this case appear to suggest that these activities are those of a producer that owns or holds rights to

exploit films ("producer" and "films" used as defined in the SOP). Further, it is unclear to us why these transactions should not be evaluated as part of a multiple-element arrangement that also includes the exploitation revenue and the non-reimbursable production costs. If you continue to believe that it is appropriate to separate the reimbursable transactions and account for them using literature other than SOP 00-2, please provide us with a detailed analysis that supports excluding these transactions from the scope of the SOP and further support your current accounting. As noted previously, we do not believe that references to EITF 99-19, 00-10 and 01-14 constitute sufficient support for your accounting. For example, this literature does not support your policy of deferring the production service fulfillment costs until you are "entitled to be paid" or the timing of the related revenue recognition.

2.   You have represented to us that reimbursable costs incurred are reported as receivables on your balance sheet prior to completion of the television shows. Please provide us with the contract language that dictates when licensors are billed and legally obligated to pay for the reimbursable production costs. Such language should demonstrate that buyers are obtaining ownership interests in incomplete projects instead of merely purchasing a project end result. The language provided should include any provisions related to licensor acceptance. Acceptance provisions could include, but are not limited to, evaluations of the quality of the shows upon completion or at some earlier point in production if milestones are utilized.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief